[Companhia Brasileira de Distribuicao
 Grupo Pao de Acucar LOGO]

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For additional information please contact:

Ricardo Florence dos Santos              David Carey / Rosemary Otero
Companhia Brasileira de Distribuicao     Edelman Financial
(55-11) 886-0421                               (212) 704-4449 / 4486
ricflore@paodeacucar.com.br              david_carey@edelman.com


               COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) TO FORM
                 ASSOCIATION WITH THE PERALTA SUPERMARKET CHAIN

Sao Paulo, Brazil, January 18, 1999 - Companhia Brasileira de Distribuicao (NYSE:CBD, BOVESPA:PCAR4) today announced that it has formed an association with Peralta Comercial e Importadora Ltda. to operate the chain's 37 supermarkets and 1 hypermarket, all of which are located in the State of Sao Paulo.

Terms of the association grants CBD with operational control of all stores as a majority shareholder of Peralta. Details of the transaction will be finalized in approximately 30 days.

Abilio Diniz, President of CBD stated, "This association allows us to consolidate and strengthen our position in the Brazilian food retail market, especially in the State of Sao Paulo, the largest economy in Brazil. This will also allow us to maximize operational and logistical efficiencies. Peralta store locations will be complementary to CBD's existing stores, since they are primarily located in coastal cities of the State of Sao Paulo."

All 37 Peralta supermarket stores will be integrated within the next 15 months into the Barateiro and Pao de Acucar divisions. The Peralta hypermarket, which recently opened in December, 1998, will become the first Extra hypermarket in the coastal region of Sao Paulo State.

Peralta operates a total of 38 stores within 48,000 square meters of sales area, and has 3,000 employees. Total sales revenues during 1998 was approximately R$340 million.

Following this association, Companhia Brasileira de Distribuicao operates a total of 322 stores in 11 Brazilian states through three formats. In addition to the Peralta, Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.


                       http://www.grupopaodeacucar.com.br

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